UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)

(Amendment No. 3)1

National Holdings Corporation
(Name of Issuer)

Common Stock, par value $0.02 per share
(Title of Class of Securities)

636375107
(CUSIP Number)

JOSHUA SILVERMAN
IROQUOIS CAPITAL MANAGEMENT, LLC
641 Lexington Avenue, 26th Floor
New York, New York 10022
(212) 974-3070

STEVE WOLOSKY, ESQ.
ANDREW FREEDMAN, ESQ.
OLSHAN FROME WOLOSKY LLP
Park Avenue Tower
65 East 55th Street
New York, New York 10022
(212) 451-2300
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

June 24, 2014
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☒.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

_______________
1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 636375107

1	NAME OF REPORTING PERSON Iroquois Capital Management, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 8,286,455
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 8,286,455
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,286,455
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.7%
14	TYPE OF REPORTING PERSON IA

CUSIP NO. 636375107

1	NAME OF REPORTING PERSON Iroquois Master Fund Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 8,286,455
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 8,286,455
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,286,455
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.7%
14	TYPE OF REPORTING PERSON CO

CUSIP NO. 636375107

1	NAME OF REPORTING PERSON Joshua Silverman
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 8,286,455
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 8,286,455
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,286,455
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.7%
14	TYPE OF REPORTING PERSON IN, HC

CUSIP NO. 636375107

1	NAME OF REPORTING PERSON Richard Abbe
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 166,6681
	8	SHARED VOTING POWER 8,286,455
	9	SOLE DISPOSITIVE POWER 166,668
	10	SHARED DISPOSITIVE POWER 8,286,455
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,453,123
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.9%
14	TYPE OF REPORTING PERSON IN, HC

___________________
1 Shares of Common Stock held by certain trusts or accounts established for the benefit of Richard Abbe’s children or other relatives.

CUSIP NO. 636375107

                                The following constitutes Amendment No. 3 (“Amendment No. 3”) to the Schedule 13D filed by the undersigned.  This Amendment No. 3 amends the Schedule 13D as specifically set forth herein.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated to read as follows:

The Shares purchased by Iroquois Master Fund were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases, except as otherwise noted, as set forth in Schedule A, which is incorporated by reference herein.  The aggregate purchase price of the 8,286,455 Shares beneficially owned by Iroquois Master Fund is approximately $2,871,113, excluding brokerage commissions.

The Shares purchased by the Trust Accounts were purchased with working capital in open market purchases.  The aggregate purchase price of the 166,668 Shares beneficially owned by the Trust Accounts is approximately $50,001, excluding brokerage commissions.

Item 4.	Purpose of the Transaction.

Item 4 is hereby amended to add the following:

On June 6, 2014, Iroquois and its affiliates entered into a settlement agreement with the Issuer (the “Settlement Agreement”) that contains certain standstill provisions.  On June 24, 2014, the Issuer agreed to a waiver under the Settlement Agreement to permit Iroquois to acquire up to 1,000,000 Shares of the Issuer.

Item 5.	Interest in Securities of the Issuer.

Items 5(a)-(c) are hereby amended and restated to read as follows:

The aggregate percentage of Shares reported owned by each person named herein is based upon 123,246,888 Shares outstanding, as of the Record Date for the Issuer’s 2014 Annual Meeting of Stockholders, which is the total number of Shares outstanding as reported in Amendment No. 1 to the Issuer’s Preliminary Proxy Statement on Form PRER14A, filed with the Securities and Exchange Commission on June 6, 2014.

A.	Iroquois

(a)	As of the close of business on June 25, 2014, Iroquois beneficially owned 8,286,455 Shares.

Percentage: Approximately 6.7%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 8,286,455
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 8,286,455

(c)
Iroquois has not entered into any transactions in the Shares since the filing of Amendment No. 2 to the Schedule 13D.  The transactions in the Shares by Iroquois Master Fund since the filing of Amendment No. 2 to the Schedule 13D are set forth in Schedule A and are incorporated herein by reference.

CUSIP NO. 636375107

B.	Iroquois Master Fund

(a)	As of the close of business on June 25, 2014, Iroquois Master Fund directly and beneficially owned 8,286,455 Shares.

Percentage: Approximately 6.7%

(b)	1. Sole power to vote or direct vote: 8,286,455
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 8,286,455
4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by Iroquois Master Fund since the filing of Amendment No. 2 to the Schedule 13D are set forth in Schedule A and are incorporated herein by reference.

C.	Joshua Silverman

(a)	As of the close of business on June 25, 2014, Mr. Silverman beneficially owned 8,286,455 Shares.

Percentage: Approximately 6.7%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 8,286,455
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 8,286,455

(c)
Mr. Silverman has not entered into any transactions in the Shares since the filing of Amendment No. 2 to the Schedule 13D.  The transactions in the Shares by Iroquois Master Fund since the filing of Amendment No. 2 to the Schedule 13D are set forth in Schedule A and are incorporated herein by reference.

D.	Richard Abbe

(a)	As of the close of business on June 25, 2014, Mr. Abbe beneficially owned 7,453,123 Shares.

Percentage: Approximately 6.9%

(b)	1. Sole power to vote or direct vote: 166,668
2. Shared power to vote or direct vote: 8,286,455
3. Sole power to dispose or direct the disposition: 166,668
4. Shared power to dispose or direct the disposition: 8,286,455

(c)
Mr. Abbe has not entered into any transactions in the Shares since the filing of Amendment No. 2 to the Schedule 13D.  The transactions in the Shares by Iroquois Master Fund since the filing of Amendment No. 2 to the Schedule 13D are set forth in Schedule A and are incorporated herein by reference.

CUSIP NO. 636375107

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  June 26, 2014

IROQUOIS MASTER FUND LTD.	IROQUOIS CAPITAL MANAGEMENT LLC

By:	/s/ Joshua Silverman
	Name:	Joshua Silverman
	Title:	Authorized Signatory

/s/ Joshua Silverman
JOSHUA SILVERMAN

/s/ Richard Abbe
RICHARD ABBE

CUSIP NO. 636375107

SCHEDULE A

Transactions in the Shares Since the Filing of Amendment No. 2 to the Schedule 13D

Securities Purchased	Price Per Share($)	Date of Transaction

IROQUOIS MASTER FUND LTD.

1,000,000	0.5200	06/24/2014